Exhibit 99.1

OCTOBER 29, 2009

AEGON to repay EUR 1 billion to Dutch State

THE HAGUE – AEGON has notified the Dutch State and Vereniging AEGON that it will exercise its option to repay one third of the EUR 3 billion in core capital the company secured last year through its largest shareholder, Vereniging AEGON and funded by the Dutch State. AEGON first announced its intention to repay the Dutch State in August when it raised EUR 1 billion in a successful equity issue.

The amount will be repaid on November 30, 2009 including accrued interest from May 22, 2009 in accordance with the terms of AEGON’s agreement with the Dutch State. The Dutch Central Bank has given its consent for the repayment.

“It continues to be our intention to fully repay the Dutch State at the earliest opportunity – and this is a first step toward doing so,” said Alex Wynaendts, AEGON’s CEO. “AEGON’s strong excess capital position and the improved economic outlook support our decision to fully exercise the option of early repayment”.

Under the terms of AEGON’s agreement with the Dutch State, the premium for repayment amounts to a maximum of 13% depending on the volume weighted average share price of AEGON shares on the five trading days from November 23 until November 27.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,500 people and have over 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com

Key figures - EUR	Q2 2009	Full year 2008
Underlying earnings before tax	404 million	1.6 billion
New life sales	469 million	2.6 billion
Gross deposits	6.8 billion	40.8 billion
Revenue generating investments (end of period)	342 billion	332 billion	www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.